Exhibit 12.1

COUSINS PROPERTIES INCORPORATED

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OFEARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DIVIDENDS

	Nine
	Months
	Ended
	September 30,
	2016	2015	2014	2013	2012	2011

Earnings:
Income (loss) from continuing operations before equity in earnings from unconsolidated joint ventures	$37,074	$117,913	$20,582	$44,716	$(11,653)	$(113,498)
Fixed charges	25,445	34,306	31,900	22,262	25,587	28,490
Capitalized interest	(2,988)	(3,579)	(2,752)	(518)	(1,637)	(600)
Distributions of earnings from unconsolidated joint ventrues	5,893	8,760	10,296	67,101	37,379	8,865
Total earnings	$65,424	$157,400	$60,026	$133,561	$49,676	$(76,743)

Fixed Charges and preferred stock dividends
Interest expense	$22,457	$30,723	$29,110	$21,709	$23,933	$27,784
Capitalized interest	2,988	3,579	2,752	518	1,637	600
Interest component of rental expense (30%)	—	4	38	35	17	106
Total fixed charges	25,445	34,306	31,900	22,262	25,587	28,490
Preferred stock dividends	—	—	2,955	10,008	12,907	12,907
Total fixed charges and preferred stock dividends	$25,445	$34,306	$34,855	$32,270	$38,494	$41,397

Ratio of earnings to fixed charges	2.6	4.6	1.9	6.0	1.9	—	*
Ratio of earnins to combined fixed charges and preferred stock dividends	2.6	4.6	1.7	4.1	1.3	—	*

*                 The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends was less than one-to-one for the year ended December 31, 2011.  Additional earnings of $105.2 million and $118.1 million would have been needed to have a one-to-one ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, respectively.